Exhibit 3.1

CERTIFICATE OF AMENDMENT

to the

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

of

ADITXT, INC.

ADITXT, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: The name of the Corporation is Aditxt, Inc. The Certificate of Incorporation was filed with the Secretary of State of the State of Delaware (the “Secretary of State”) on September 28, 2017, as amended ( the “Certificate of Incorporation”).

SECOND: ARTICLE 4, SECTION 4.1 of the Corporation’s Certificate of Incorporation shall be amended and restated which shall read as follows:

4.1. Authorized Capital Stock. The total number of shares of all classes of capital stock which the Corporation is authorized to issue is 1,003,000,000 shares, consisting of 1,000,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), and 3,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).

THIRD: The stockholders of the Corporation have duly approved the foregoing amendment in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly adopted and executed in its corporate name and on its behalf by its duly authorized officer as of the 8th day of August, 2024.

ADITXT, INC.

By:	/s/ Amro Albanna
Name:	Amro Albanna
Title:	Chief Executive Officer